August 30, 2024

Justin Floyd
Chief Executive Officer
RedCloud Holdings plc
50 Liverpool Street
London, EC2M 7PY
United Kingdom

        Re: RedCloud Holdings plc
            Draft Registration Statement on Form F-1
            Submitted August 2, 2024
            CIK No. 0002027360
Dear Justin Floyd:

       We have reviewed your draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted August 2, 2024
Prospectus Summary, page 1

1. We note your disclosure that you operate in Argentina, Brazil, Nigeria, and South Africa.
       However, we also note that elsewhere in the prospectus, such as throughout the
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       section, you disclose you also have a presence in Peru. Here and elsewhere as applicable, please reconcile this disclosure.
 August 30, 2024
Page 2
RedCloud Platform, page 3

2. Clarify what you mean when you refer to your platform as "Open Commerce." If this is intended to convey that you utilize open-source technology or software, please state as much and revise your risk factor disclosure to address related risks. You mention these risks in the context of IP infringement claims, however, it appears that the risks of use should be separately high-lighted and expanded.
Our Growth Strategy, page 4

3. Elaborate upon your reference to your "cutting-edge deep learning technologies" to provide the basis for this characterization.
Our Market Opportunity, page 4

4. Where you discuss your market opportunity here and throughout the prospectus, please disclose your current market share.
Flywheel Effect, page 6

5. Clarify what aspects of the flywheel effect have already occurred as compared to those that could occur in the future as engagement grows. For example, it's not clear that the additional services you mention here are currently available to your customers or are intended to be available in the future, depending upon how your engagement levels grow and/or your platform evolves.
Our competitive strengths, page 6

6. Elaborate upon the nature of and relationship with the "leading partners" to which you make reference and the basis for your statement that they have "backed and supported"
       your data first approach.
Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 9

7. Revise to clearly state whether you will take advantage of the exemptions available to foreign private issuers and identify them, as you do on page 30. Risk Factors, page 13

8. We note that your current liabilities include director and shareholder loans. Please revise to include a risk factor discussing these related party loans and any associated risks, including the unsecured nature of the loans, the pending maturity of the loans, and the risks to investors if you do not have adequate funds to repay the loans.
9. We note your disclosure on page 4 that three out of four of the businesses in the FMCG space fail. Please provide a risk factor discussing this risk to operating in the FMCG market.
Use of AI and machine learning in our operations may present additional legal, regulatory and social risks..., page 16

10. Revise to discuss the current state of artificial intelligence regulation within all of your current markets, the potential for new laws or rules, and the known or projected impact of such regulation upon your operations. Currently, your disclosure appears to be limited to
 August 30, 2024
Page 3

       the EU AI Act and does not appear to discuss the impact of the Act upon your operations.
11. Given that the success of your business appears to be dependent upon your use of artificial intelligence and machine learning, provide a separate risk factor that substantially elaborates upon the risks you touch upon in the first paragraph of this risk factor, including the risks to your operations, including loss of revenues, reputation and brand if the output from your solutions is deemed to be inaccurate or questionable.
If we fail to manage and expand our relationships with brands, distributors and retailers, our business and growth prospects..., page 19

12. Please revise this risk factor to indicate whether you have been able to historically retain your customers and attract new customers. To the extent that the loss of any particular customer(s) would have a material impact on your results of operations, please disclose the customer(s) and discuss your dependence on this customer(s).
Risk Factors
We are an Emerging Growth Company and the Reduced Disclosure Requirements Applicable..., page 28

13. You state on page 29 that you have opted out of the extended transition period made available to emerging growth companies to comply with newly adopted public company accounting requirements. If this is true, please mark the box on the cover to indicate this fact and revise your disclosure on page 9 in which you state that you have elected to avail yourself of the extended transition period.
Capitalization, page 37

14. Please tell us why you do not reflect the issuance of equity based instruments subsequent to the balance sheet date and automatic conversion of convertible instruments upon the consummation of your IPO as pro forma information. Such instruments may include ordinary shares, redeemable preference shares, and convertible shareholder loans. This comment also applies to your pro forma information presented for dilution on pages 38 and 39.
Key Performance Indicators, page 40

15. Given your indication that your revenues are dependent upon your ability to increase overall TTV, revise to disclose this metric, define it and quantify it over the past 3 fiscal years. Also, in each instance where you compare metrics such as distributors, retailers and
       SKUs, clearly state that your 2022 fiscal year was a partial fiscal period, given your disclosure elsewhere that the platform was launched in April, 2022. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
40

16. We note your disclosure on page 41 that you intend to be more proactive going forward to flag and manage dormant products and categories and remove them from your Platform.
       Please disclose the effects dormant products have had on your business, and if material, please provide a risk factor addressing the risks of dormant products on your Platform.
 August 30, 2024
Page 4
Business, page 48

17. We note your disclosure on that you rely on third-party operating systems to make your
       Red 101 App and Platform available to registered users. Please elaborate upon the terms of the arrangements you have with such third parties.
RedCloud Platform, page 49

18. Clarify whether the capabilities of your platform that are driven by AI and machine learning, which you list on page 50, are currently available. In this regard, the first feature you identify relates to platform recommendations and yet you also discuss "AI Powered
       Recommendation Engines" on page 52 as a feature that you are still developing.
19. Please expand your disclosure to explain how you developed and validated your artificial intelligence and machine learning algorithm(s). Please describe the frequency with which validation occurs and how long the model has been utilized.
20. Please revise to provide a more detailed discussion regarding the data your artificial intelligence platform collects and utilizes. Elaborate upon the robustness and accuracy of this data given your disclosure that you aim to "rapidly gather essential data on key product information, inventory and purchasing cycles." Clarify whether your AI or machine learning models use outside data sources, such as publicly available datasets or from your customers, or if they are closed-loop systems. Expand upon your risk factor disclosure to acknowledge the risks associated with this aspect of your business.
Marketing and Advertising, page 57

21. Please provide additional detail about your check-out voucher marketing program, such as what it specifically entails and its success in gaining and/or retaining customers. To this extent, we note that this marketing program accounts for 95.8% of your $24,810,163 marketing expenses as of fiscal year 2023.
Government Regulations, page 58

22. Revise to disclose the material effects the various government regulations you discuss here have on your business, consistent with Item 4.B.8. of Form 20-F. Human Capital and Employees, page 66

23. We note that as of May 31, 2024, you had a total of 342 employees with a physical presence in Africa, Europe, and Latin America. Please revise to disclose the specific countries you have employees in, and if possible, the number of employees in each country. Refer to Item 6(D) of Form 20-F.
Principal Shareholders, page 79

24. Please revise to identify the natural persons who have or share voting and/or dispositive powers over the shares held by each entity listed in the table, such as UK FF
       Nominees Ltd.
 August 30, 2024
Page 5
Notes to the Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Going Concern, page F-9

25. You state that significant investments in technology and people raise substantial doubt regarding your ability to continue as a going concern, while your auditor states in its report that recurring losses, working capital deficit and stockholders deficit raise substantial doubt regarding your ability to continue as a going concern. Please resolve this inconsistency.
Marketing and Commissions Costs, page F-15

26. Please describe your point of check-out voucher program, including how you recognize the related expenses and liabilities.
General

27. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

       Please contact Keira Nakada at 202-551-3659 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services